Press Release

LONCOR CONTINUES TO DEFINE FOUR EXTENSIVE MINERALIZED TRENDS TO SOUTHEAST OF KEY ADUMBI DEPOSIT

Toronto, Canada - February 24, 2021 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that recent soil geochemical results have outlined four significant, undrilled mineralised trends at its 84.68%-owned Imbo Project.  The focus of greenfields exploration by Loncor at Imbo East, along trend to the southeast from the 2.5 million ounce Adumbi, Kitenge and Manzako deposits (inferred mineral resources of 30.65 million tonnes grading 2.54 g/t Au) previously delineated in the northwest of the 122 square kilometre project area.  Core drilling is currently being undertaken at Adumbi to increase this resource base.

Analytical results have now been received for all soil samples from the completed 5.4 kilometre by 2.3 kilometre grid, east of the Imbo River where soil samples were collected every 40 metres on lines 160 metres apart.  Geological mapping, soil geochemical, rock chips and channel sampling of old colonial trenches and artisanal workings have outlined four significant mineralised trends - Esio Wapi, Museveni, Mungo Iko and Paradis - approximately 8 to 10 kilometres southeast of the Adumbi deposit (see Figures 1 and 2 below).

At Esio Wapi, soil geochemical results have outlined a number of plus 130 ppb Au (parts per billion) gold in soil anomalies with a maximum value of 2,230 ppb Au over a 1.9 kilometre long mineralised trend (see Figure 2 below).  As announced previously (see Loncor's press release dated September 21, 2020), channel sample results from old colonial workings included 19.80 metres grading 1.58 g/t Au (open to the northeast), 8 metres grading 1.11 g/t Au and 5.0 metres grading 1.65 g/t Au in brecciated banded ironstone (BIF) and metasediment.  Individual rock sample values included 15.10 g/t and 7.88 g/t Au in quartz veins, 6.39 g/t and 3.08 g/t Au in BIF and 9.06 g/t, 7.91 g/t and 3.24 g/t Au in metasediments.

On the Paradis trend, soil sample results have outlined a broad 1.0 kilometre trend (plus 130 ppb Au) with maximum value of 870 ppb Au.  Significant channel samples along the Paradis trend include 6.8 metres grading 5.44 g/t Au (open to the southwest) in metasediments with quartz veins.  Individual rock sample values included 22.40 g/t, 5.84 g/t and 2.31 g/t Au in quartz veins.

On the Museveni mineralized trend, anomalous soil samples and artisanal workings occur over a strike of 3.2 kilometres with a maximum value of 5,850 ppb Au in soils.  Channel samples from the artisanal workings include 6.0 metres grading 4.37 g/t Au and 1.40 metres grading 62.10 g/t Au and represent high grade quartz veins in metasediment.  Individual rock sample values included 53.90 g/t, 32.80 g/t and 32.60 g/t Au in quartz veins and 18.10 g/t Au in metasediment.

On the Mungo Iko trend, soil samples have outlined a 3.1 kilometre long mineralized trend (plus 130ppb Au) with maximum value of 1,540 ppb Au.  Individual rock sample values include 12.30 g/t and 3.50 g/t Au in brecciated BIF, 14.20 g/t, 4.81 g/t, and 3.68 g/t Au in metasediments, and 1.97 g/t Au in quartz veins.  Further mapping is required to determine whether the eastern part of the Mungo Iko trend represents a faulted extension of the Esio Wapi trend.

Commenting on these results, Loncor's President Peter Cowley said: "Situated approximately 9 kilometres from our key deposit of Adumbi, we are further encouraged by the exploration results received to date on the eastern part of our Imbo Project.  Additional infill soil sampling, augering and channel sampling will be undertaken at Esio Wapi, Paradis, Museveni and Mungo Iko to better define these mineralised trends prior to outlining drill targets."

Quality Control and Quality Assurance

Soil, channel and rock samples were put in sealed bags by Company geologists and sent to the independent SGS Laboratory in Mwanza, Tanzania.  The samples were then crushed at the laboratory down to minus 2 mm and split with one-half of the sample pulverized down to 90% passing 75 microns.  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, checks assays were also carried out by the screen fire assay method to verify high grade sample assays obtained by fire assay.  Internationally recognized standards and blanks were inserted as part of the internal QA/QC analytical procedures at a frequency of four standards and two blanks per every 50 samples.  Every eighth sample collected in the field was split and submitted as an unmarked duplicate for assay.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Figure 1:  Imbo Project Simplified Geology

Figure 2: Soil Geochemical Trends with Colonial/Artisanal Workings and Channel Samples

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 17, 2020 and entitled "Independent National Instrument 43-101 Technical Report on the Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Additional information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.5 million ounces of gold (30.65 million tonnes grading 2.54 g/t Au), with 84.68% of this resource being attributable to Loncor.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Loncor also has several joint ventures with Barrick (TSX: "ABX"; NYSE: "GOLD") in the Ngayu Belt.  The joint venture areas are located approximately 220 kilometres southwest of the large Kibali gold mine, which is operated by Barrick.  As per the joint venture agreements entered between Loncor and Barrick, Barrick manages and funds exploration on approximately 2,000 km2 of Loncor ground in the Ngayu Belt until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.  Loncor's Imbo and Makapela Projects do not form part of the joint ventures with Barrick.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, drilling at the Imbo Project, potential mineralization, exploration under the joint venture agreements with Barrick, potential gold discoveries, potential mineral resource increases, mineral resource estimates, drill targets, and future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2020 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat , CEO, Toronto, Ontario Tel: (416) 366-7300

John Barker, VP of Business Development, United Kingdom +44 7547 159 521